Exhibit 99.1

Media Release

September 15, 2014

TELUS closes $1.2 billion of debt offerings

Average term to maturity now 11.2 years, compared to 5.5 years at the end of 2012

Average cost of long-term debt now 4.72 per cent compared to 5.44 per cent at the end of 2012

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of $1.2 billion in senior unsecured notes in two series – $800 million of 10-year Notes with a 3.75 per cent interest rate, Series CQ, maturing on January 17, 2025 and $400 million of 30-year Notes with a 4.75 per cent interest rate, Series CR, maturing on January 17, 2045.

The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

The offering was made pursuant to a prospectus supplement dated September 10, 2014 to TELUS’ short form base shelf prospectus dated November 15, 2013 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or U.S. securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from RBC Capital Markets, Debt Capital Markets, 200 Bay St., P.O. Box 50, 2nd Floor, North Tower, Toronto, Ontario, M5J 2W7, 416-842-6311.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.7 billion of annual revenue and 13.4 million customer connections, including 7.9 million wireless subscribers, 3.2 million wireline network access lines, 1.4 million Internet subscribers and 865,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Darrell Rae

TELUS Investor Relations

(604) 697-8192

ir@TELUS.com

Shawn Hall

TELUS Media Relations

(604) 695-6500

Shawn.Hall@TELUS.com

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